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Filed by Pharmacopeia, Inc. This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934, as amended. Subject Company:
Pharmacopeia, Inc. Commission File No.: 0-27188

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                      FORM OF POWERPOINT PRESENTATION


                                Pharmacopeia
                                    and
                             EOS Biotechnology


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                               August 22, 2001
                         Pharmacopeia and Eos to Merge

                           [EOS BIOTECHNOLOGY LOGO]

                              [PHARMACOPEIA LOGO]

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A Powerful Combination

                            [EOS BIOTECHNOLOGY LOGO]
                                        +
                               [PHARMACOPEIA LOGO]

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A Powerful Combination

                         Genomics + Biology + Chemistry =
                                  Therapeutics

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Combined Company


                                        Pharmacopeia, Inc.

             Mab & Drug Discovery & Development
                - Target Discovery                      = Eos Biotechnology
                - Lead Discovery                        = PCOP Drug Discovery
                - Lead Qualification                    = PCOP Drug Discovery
                - Lead Optimization                     = PCOP Drug Discovery
                - Drug Development                      = Eos Biotechnology

             [ACCELRYS LOGO]
                - Bioinformatics                        = Accelrys Software
                      - Gene Expression Database        = Eos Biotechnology
                - Cheminformatics                       = Accelrys Software
                - Life Science Simulation               = Accelrys Software
                - Materials Science                     = Accelrys Software
                - Consulting                            = Accelrys Software



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Eos Overview

[PHOTO OF EOS HEADQUARTERS]

                        Privately-held
                        78 Employees
                                - 30 Doctorates
                                - 12 Bioinformaticists
                                - Biologists, chemists, physicians
                        31,000 ft2 in SSF, CA
                        $44 million cash

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Eos Highlights

[PHOTO]

                     o Biology-driven target identification and validation
                     o Geonomics toolset with proprietary targets
                     o Rapid development of therapeutic antibodies
                     o Retained rights to small molecule targets
                     o Experienced management team

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New Paradigm in Target Validation

[PHOTO]

                        Identify pathogenic cell

                        Identify cell-specific mRNAs

                        Identify cell surface proteins

                        Attack culprit cell via target
                                - disrupt cell function with naked MAb
                                - deliver payload via MAb

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The Toolkit - Eos Hu03

[PHOTO]

                o >93% expressed genome

                o Single GeneChip(R) array

                o Proprietary Eos design

                o Affymetrix custom manufacturing

                o Fully operational

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Completed and Active Programs

[PHOTO]

            Cancers
                - Breast
                - Colo-rectal
                - Prostate
                - Lung
                - Bladder
                - Ovarian
                - Head and neck
                - Cervical
                - Melanoma
                - Uterine
                - Renal
                - Glioblastoma
                - Stomach

            Angiogenesis
                - Proprietary Model System

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The Toolkit - Eos Genomics Content

[PHOTO]

        Current Eos database
                - >1B datapoints

        Current profiling capacity
                - 4,000 specimens per year
                - 1.6B datapoints per year

        Capacity with 15 new employees
                - 20,000 specimens per year
                - 8.0B datapoints per year

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Data Sources

        - Public Data Sources Genbank Unigene Others
        - Private Data Sources Derwent IP FASTAlert Others
        - Proprietary Data Content Exon Prediction & Structure Function
          Annotation
        - Proprietary DNA Array Design Tools
        - Proprietary Biostatistic Tools & Expression Data Content & Genomic seq. Content

                - "Downstream" Data Sources

        EOS DB

                        - EOS KNOWLEDGE-BASE
                                - Integrated Tools
                                - Integrated Content

Eos Target Pipeline

                Total   G         Transporter/  Proteinase/  Growth   Other TM  Novel
                #       Protein   ion Channel   Proteinase   factor/  and       unknown
                        Coupled                 inhibitor    growth   secreted  structure
                        Receptor                             receptor
Angiogenesis       8      2         1            2           1         1         0
Breast Cancer      27     0         2            2           4         14        5
Colon Cancer       5      0         0            1           1         3         0
Prostate Cancer    24     2         10           3           0         6         3
Lung Cancer        13     1         3            1           2         6         0
Ovarian Cancer     6      3         0            0           1         2         0
Bladder Cancer     7      1         10           1           0         2         3
TOTAL              90     9         16           10          9         35        11


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Combination Targets


                     90 Mab targets       Small molecule targets

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Combination Targets


                                       35
                                   combination
                                    targets

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Antibody Technologies

[PHOTO OF MOUSE]

        o Antibody generation

                - Engineered mice making fully human antibodies (Medx)
                - Phage display of antibodies (MorphoSys, BioSite)
                - Antibody engineering


        o Antibody payloads (Seattle Genetics)

                - Chemical linkers to attach potent drugs to antibodies
                - Proprietary, extremely potent chemical payloads

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Pipeline


                            July 01   Jan 02E     July 02E   Jan 03E    July 03E
                       ---------------------------------------------------------
Targets selected             85       ~200        ~200        -          -

Cloned genes                 48        70          100        -          -

Protein                      20        40          70         -          -

Antibodies                   11        20          40         60         -
(10-100 / target)

Test Antibodies              2         8           18         30         42
(through animals)

validated target             1         2           4          6          8
& antibody

Antibody IND                 -         -           1          2          4

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Eos Management Team

        David Martin, M.D. - President & CEO
                - Genentech, DuPont Merck, Chiron, Lynx

        Barbara Finck, M.D. - VP, Clinical Development
                - Alza, Immunex

        Herb Heyneker, Ph.D. - VP & CTO
                - Genentech, Genencor, Glycogen, Protogene

        David Mack, Ph.D. - VP, Genomics Research
                - Cetus, Affymetrix

        Richard Murray, Ph.D. - VP, Biological Research
                - Schering Plough/DNAX

        Ed Ching, Ph.D. - VP, Intellectual Property
                - Schering Plough/DNAX, Townsend, Townsend & Crew

        John Whelan - CFO & VP Finance
                - Hewlett Packard/Agilent

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Collaborators

        [AVENTIS LOGO]                  DNA vaccine targets for cancer
        [BIOGEN LOGO]                   Antibody targets for breast cancer
        [BIOSITE DIAGNOSTICS LOGO]      Phage display of HuMAb antibodies
        [MEDAREX LOGO]                  HuMAb mice & co-development
        [SEATTLE GENETICS LOGO]         Linker & payload technologies

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                              [PHARMACOPEIA LOGO]

                                [ACCELRYS LOGO]

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Drug Discovery - Scientific Strengths

[PHOTO OF EMPLOYEES AT WORK]

        Proprietary combinatorial chemistry
                - ECLiPS(TM)

        Medicinal chemistry

        Biology
                - molecular biology expertise
                - novel assay development
                - ultra high-throughput screening
                - secondary assays
                - in vitro pharmacology

        In silico predictive tools
                - absorption, solubility, stability, blood brain barrier
                  penetration

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Breadth of Experience

[PHOTO]

        7 million novel, drug-like compounds

        Programs against ~70 targets
                - milestones/royalties

        Success with challenging targets

        Highly successful initial lead identification
                - >60% success rate finding sub-micromolar hits

        Highly successful optimization results
                - >80% success rate at optimizing lead compounds

        Multiple programs poised for clinical development

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Success


                                CLINIC

                         4 Development Candidates
                     11 Advanced Pre-Clinical Programs
                       4 Early Pre-Clinical Programs
                         14 Lead Discovery Programs

                          7 MILLION NOVEL COMPOUNDS
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Synergies

[PHOTO]

        o Genomics + Biology + Chemistry

             - Antibody validated small molecule targets
             - Prioritization of small molecule targets by expression profiles
             - Hit-based target validation in biological models

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Accelrys


                               Pharmacopeia, Inc.

        [ACCELRYS LOGO]
                o Bioinformatics
                o Cheminformatics
                o Life Science Modeling
                o Materials Modeling
                o Consulting

        Drug Discovery Division
                o Lead Discovery
                o Lead Enhancement
                o Lead Optimization
                o Collaborative Discovery

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Accelrys Bioinformatics

[PHOTO OF HAND]

        18 years of bioinformatics leadership
                - GCG Wisconsin Package

        A market leader for:
                - Analysis, annotation & reporting of sequence data
                - Secure enterprise-wide data management
                - Access to core discovery databases
                - Multi-platform servers and desktop clients

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Accelrys Life Science Simulation

[PHOTO]

        15 years as a leading software provider
           o for structural biology and
           o rational drug design
           o Cerius(2), Catalyst, Insight II, Quanta

        Integrated project data management and modeling:
                - Target identification
                - Target characterization
                - Lead definition
                - Lead optimization
                - Candidate evaluation

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Accelrys Cheminformatics

[PHOTO]

             Technology, tools, data content
                - Enterprise-wide data management
                     - Biology and chemistry
                - Scientist's desktop
                     - Databases and analysis tools
                - Chemistry-enabled productivity tools
                - Decision support and analysis
                     - Line-of-business
                     - Workflow focus

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Accelrys Consulting Services

[PHOTO OF EMPLOYEES AT WORK]

         Innovative custom solutions:
                - Applications development
                - Connectivity with 3rd party hardware & software

         Enterprise-wide Systems Integration:
                - Data and Information Workflow
                - Knowledge Management
                - Decision Support

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Synergies

[PHOTO]

        Genomics + Biology + Chemistry

        Commercialize genomics toolset through Accelrys
                - Gene expression database content
                - Bioinformatics software


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Combined Company

                               Pharmacopeia, Inc.

        Mab & Drug Discovery & Development
                - Target Discovery                      = Eos Biotechnology
                - Lead Discovery                        = PCOP Drug Discovery
                - Lead Qualification                    = PCOP Drug Discovery
                - Lead Optimization                     = PCOP Drug Discovery
                - Drug Developmnent                     = Eos Biotechnology

        [ACCELRYS LOGO]
                - Bioinformatics                        = Accelrys Software
                    - Gene Expression Database          = Eos Biotechnology
                - Cheminformatics                       = Accelrys Software
                - Life Science Simulation               = Accelrys Software
                - Materials Science                     = Accelrys Software
                - Consulting                            = Accelrys Software
                - Consulting                            = Accelrys Software

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Synergies

[PHOTO]

                Genomics + Biology + Chemistry
                Commercialize genomics toolset through Accelrys
                New and larger collaborations
                        - Novel, genome-derived targets
                        - Antibody PLUS small molecule therapeutics
                        - Pre-clinical & clinical infrastructure
                        - Therapeutic candidates with clinical data

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What NEW can we do together ?


        Discover and develop our own therapeutics
                - Antibodies
                - Small molecule drugs
                - In-license therapeutic candidates in the clinic

        Partner Rx candidates, retain part ownership
                - Disease-specific collaborations
                - Antibodies PLUS drugs for novel targets
                - Therapeutic candidates with clinical and-or pre-clinical data

        Expand Accelrys' offerings
                - Proprietary content--complete genome expression
                - Genomic knowledge-base

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                             [PHARMACOPEIA LOGO]

                                   ######

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the United States Securities and Exchange Commission by Pharmacopeia. Security holders may receive a free copy of the proxy statement/prospectus when available, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus to be filed with the SEC by Pharmacopeia, and will be available on the SEC's web site as referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.